UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SecureWorks Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81374A105

(CUSIP Number)

George B. Hanna

Senior Vice President and Chief Legal Officer

SecureWorks Corp.

One Concourse Parkway NE Suite 500

Atlanta, Georgia 30328

(404) 327-6339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81374A105

1	Names of reporting persons Michael R. Cote
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,224,355 shares of Class A Common Stock
	8	Shared voting power -0-
	9	Sole dispositive power 552,233 shares of Class A Common Stock
	10	Shared dispositive power -0-

11	Aggregate amount beneficially owned by each reporting person 1,224,355 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.3%1/
14	Type of reporting person (see instructions) IN

1/	Based on 11,563,941 shares of Class A Common Stock outstanding as of March 7, 2018, as provided by the Issuer, and reflects the delivery of 17,869 shares of Class A Common Stock to the Issuer on that date, as reported in Item 5(c).

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Person on May 17, 2017 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4, as amended, is incorporated by reference herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

On March 2, 2018, the Reporting Person received a compensatory equity incentive award under the 2016 Plan approved by the Board consisting of 140,000 time-based restricted shares of Class A Common Stock awarded pursuant to the Issuer’s Restricted Stock Agreement for executives and 140,000 performance-based restricted shares of Class A Common Stock awarded pursuant to the Issuer’s Performance-Based Restricted Stock Agreement for executives.

In addition, and as previously disclosed, the Reporting Person has received a grant of options to purchase 889,183 shares of Class A Common Stock awarded pursuant to the Issuer’s Nonqualified Stock Option Agreement for executives under the 2016 Plan. Of that option grant amount, 355,672 shares of Class A Common Stock may be acquired as of, or within 60 days of, March 8, 2018.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended as follows:

(a)	As of March 8, 2018, the Reporting Person beneficially owned 1,224,355 shares of the Class A Common Stock, consisting of 672,122 restricted shares of Class A Common Stock which are subject to vesting, 355,672 shares of Class A Common Stock which the Reporting Person may acquire upon the exercise of vested stock options as of, or within 60 days of, March 8, 2018 and 196,561 unrestricted shares of Class A Common Stock. As of such date, the 1,224,355 shares of Class A Common Stock beneficially owned by the Reporting Person represented approximately 10.3% of the shares of Class A Common Stock.1/

(b)	As of March 8, 2018, the Reporting Person has:

(i)	sole power to vote or direct the vote of 1,224,355 shares of Class A Common Stock;

(ii)	shared power to vote or direct the vote of -0- shares of Class A Common Stock;

(iii)	sole power to dispose or direct the disposition of 552,233 shares of Class A Common Stock2/; and

(iv)	shared power to dispose or direct the disposition of -0- shares of Class A Common Stock.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of the Issuer’s Class B Common Stock, par value $0.01 per share, is entitled to ten votes per share. As of March 8, 2018, 70,000,000 shares of the Issuer’s Class B Common Stock were issued and outstanding, all of which were beneficially owned by Dell Technologies Inc. through an indirect wholly-owned subsidiary. As of such date, the Reporting Person has voting power over shares of Class A Common Stock representing approximately 0.17% of the combined voting power of both classes of common stock of the Issuer.

(c)	Except as (1) described in Item 4 above with respect to the receipt of the compensatory equity awards under the 2016 Plan, (2) the forfeiture to the Issuer on March 1, 2018 of 15,595 restricted shares of Class A Common Stock in connection with the certification by the Compensation Committee of the Board of the number of shares of restricted stock granted on March 7, 2017 earned by the Reporting Person for the performance period of February 4, 2017 to February 2, 2018 and (3) the 17,869 shares of Class A Common Stock delivered by the Reporting Person to the Issuer on March 7, 2018 in satisfaction of tax withholding obligations related to the vesting on that date of previously reported awards of restricted shares under the 2016 Plan, there have been no transactions in shares of Class A Common Stock by the Reporting Person during the past 60 days. The delivery of such 17,869 shares of Class A Common Stock to the Issuer was executed at a price of $9.73 per share of Class A Common Stock.

The information set forth in Items 4 and 6, as amended, is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following information under the caption “SecureWorks Corp. 2016 Long-Term Incentive Plan.”

•	Grants of (a) time-based restricted shares of Class A Common Stock and (b) performance-based restricted shares of Class A Common Stock, made on March 2, 2018 in accordance with the Issuer’s compensation policy with respect to its executive officers. Each of the time-based awards vests ratably over a three-year period contingent upon the Reporting Person continuing in service with the Issuer or its affiliates on each vesting date, with the first vesting date to occur on March 2, 2019. Each of the performance-based awards will be earned upon the achievement of performance goals specified in the applicable award agreement at the time of grant and thereafter will vest over a three-year period contingent upon the Reporting Person continuing in service with the Issuer or its affiliates on each vesting date, with the first vesting date to occur on the date of certification by the Board or the Compensation Committee of the Board which will be no later than 75 days following February 2, 2018, or, if later, March 2, 2019, and with subsequent vesting events to occur on March 2, 2020 and March 2, 2021.

Item 4, as amended, is incorporated by reference herein.

1/	Based on 11,563,941 shares of Class A Common Stock outstanding as of March 7, 2018, as provided by the Issuer, and reflects the delivery of 17,869 shares of Class A Common Stock to the Issuer on that date.
2/	As of March 8, 2018, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the restricted shares of Class A Common Stock beneficially owned by the Reporting Person. Of the 1,224,355 shares of Class A Common Stock beneficially owned by the Reporting Person as of such date, 672,122 are restricted shares of Class A Common Stock over which the Reporting Person will not have investment power until the vesting thereof, as reported in Item 6 of the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: March 8, 2018

MICHAEL R. COTE

By:	/s/ George B. Hanna
Name:	George B. Hanna
Title:	Attorney-in-Fact

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